SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO IMMEDIATELY APPEAL SPAIN'S ILLEGAL AND BASELESS BAGGAGE FINES

FINES ARE IN BREACH OF EU REG 1008/2008 WHICH GUARANTEES
AIRLINES PRICING FREEDOM

Ryanair today (22 Nov) instructed lawyers to immediately appeal Spain's unlawful and baseless baggage fines. Ryanair's bag policies have already been approved in multiple Spanish and EU Court hearings (see attached), most recently in the Barcelona Courts of Spain.

Ryanair's Michael O'Leary said:

"These illegal and baseless fines, have been invented by Spain's Consumer Affairs Ministry for political reasons, are clearly in breach of EU law. Ryanair has for many years used bag fees and airport check-in fees to change passenger behaviour and we pass on these cost savings in the form of lower fares to consumers. Today's illegal fines in Spain are in breach of EU law (Reg 1008/2008) and will be overturned by the EU Courts, which have repeatedly defended the right of all EU airlines to set prices and policies, free from Government interference. These illegal Spanish fines, which are based on an ancient 1960's law which predated Spain joining the EU, would destroy the ability of low cost airlines to pass on cost savings to consumers via lower fares.

The success of Ryanair and other low fare airlines in Spain and across Europe in recent years is entirely due to Europe's Open Skies regime and the freedom of airlines to set prices and policies without interference from national Governments which is what today's illegal Spanish fines are."

ENDS

For further info
please contact:                                 Ryanair Press Office
  Tel: +353-1-9451799
  press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 November, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary